Teva Showcases Data Demonstrating Potential of Fremanezumab to Address Significant Unmet Need
in Patients with Chronic and Episodic Migraine

Late-Breaking Data Presented at IHC Highlight Primary and Secondary Outcome Measure
Results from Chronic and Episodic Migraine Phase III Clinical Trials

Jerusalem, September 9, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) has presented new data evaluating fremanezumab, an investigational treatment for the prevention of migraine, at the 18th Congress of the International Headache Society (IHC) in Vancouver, Canada. Data presented across two platform presentations and five late-breaking abstracts featured detailed, positive efficacy results from pivotal Phase III HALO studies of fremanezumab in chronic (CM) and episodic migraine (EM), as well as data from patient-reported outcomes tools in the chronic migraine trial.

“We developed a clinical program for fremanezumab that was patient-centered, and closely mimicked the real-world experience of people living with the debilitating effects of migraine,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We are very proud to be a leader in the development of this new type of preventive treatment for migraine, which we believe holds tremendous potential to make a meaningful difference in the lives of the millions of people around the world suffering from migraine.”

“The statistically significant results from the CM and EM trials across multiple measures of migraine burden, including improvement in quality of life and disability, highlight the potential of fremanezumab to provide patients with meaningful relief,” said Marcelo Bigal, M.D., Ph.D., Chief Medical Officer & Head of Specialty Clinical Development at Teva. “After validating the target for CM and EM in the Phase II clinical trials, we are thrilled to present these results to the migraine community, providing a deeper view into the pivotal trial design and full results of the HALO program.”

Across the Phase III HALO studies in chronic and episodic migraine, fremanezumab achieved statistically significant and clinically meaningful results for all 25 primary and secondary analyses in both monthly and quarterly dosing regimens. In the chronic migraine study, endpoint analyses presented at IHC include:

Significant reduction in the number of monthly headache days of at least moderate severity during the 12-week period after 1st dose for both dosing regimens [monthly (-4.6 days) and quarterly (-4.3 days) versus placebo (-2.5 days); p<0.0001]
Statistically significant reduction in the number of monthly migraine days during the 12-week period after the 1st dose, for both dosing regimens [monthly (-5.0 days from a baseline of 16.0 days) and quarterly (-4.9 days from a baseline of 16.2 days) versus placebo (-3.2 days from a baseline of 16.3 days); p<0.0001], and during the 4-week period after 1st dose, for both dosing regimens (p<0.0001)
Improvement in Migraine-Specific Quality of Life scores for both dosing regimens [least-squares mean ± standard error differences versus placebo: monthly (6.3 ±1.4) and quarterly (5.6 ±1.4); p<0.0001]
Improvement in overall health status as measured by the EuroQol 5-dimension 5 response level (EQ-5D-5L) questionnaire for both dosing regimens [quarterly (4.6 ±1.1; p=0.0402) and monthly (4.8 ±1.1; p=0.0291) versus placebo (2.2 ±1.1)]
Significant reduction in the weekly number of headache days of at least moderate severity at week 1 (-1.1 days; p<0.0001) versus placebo (-0.5 days)
Larger reductions from baseline in overall work productivity loss (composite of absenteeism and impairment while working [presenteeism]) compared with placebo (–16.6%±2.09% [quarterly] and –15.9%±2.02% [monthly] vs –9.1%±2.02% [placebo]), resulting in significant treatment differences for each fremanezumab treatment arm versus placebo (quarterly: –7.5%±2.24%, P=0.0009; monthly: –6.8%±2.26%, P=0.0026) in patients with CM
Significant reduction in impairment of activity outside of work in the quarterly dosing arm of the study compared with placebo (–15.0%±1.70% vs –11.0%±1.7%; treatment difference of –4.0%±1.85%, P=0.0311) in patients with CM
Reduction in the number of monthly days of acute headache medication use for both dosing regimens [monthly (-4.2 days) and quarterly (-3.7 days) versus placebo (-1.9 days); p<0.0001]
Improvement of a >50% reduction in monthly average number of headache days of at least moderate severity with both dosing regimens [monthly (40.8%) and quarterly (37.6%) versus placebo (18.1%); p<0.0001]
Improvement in disability as measured by the 6-item Headache Impact Test (HIT-6) with both dosing regimens [monthly (-6.8; p<0.0001) and quarterly (-6.4; p=0.0001) versus placebo (-4.5)]

In episodic migraine, endpoint analyses presented at IHC include:

Reduction in the number of monthly migraine days during the 12-week period for both dosing regimens [monthly (-3.7 days from a baseline of 9.2 days) and quarterly (-3.4 days from a baseline of 8.9 days) versus placebo (-2.2 days from a baseline of 9.1 days); p<0.0001] and during the 4-week period after 1st dose, for both dosing regimens
Reduction in the number of monthly headache days of at least moderate severity during the 12-week period for both dosing regimens [monthly (-2.9 days) and quarterly (-3.0 days); vs placebo (-1.5 days); p<0.0001)] and during the 4-week period after 1st dose, for both dosing regimens (p<0.0001)
Significant reduction in the number of monthly days of acute headache medication use for both [monthly (-3.0 days) and quarterly (-2.9 days versus placebo (-1.6 days) ); p<0.0001]
A >50% reduction in monthly average number of migraine days of least moderate severity for both dosing regimens [monthly (47.7%) and quarterly (44.4%) versus placebo (27.9%); p<0.0001]
Improvement in disability as measured by the Migraine Disability Assessment (MIDAS) for both dosing regimens [monthly (-24.6; p=0.0021) and quarterly (-23.0; p=0.0023) versus placebo (-17.5)]

The most commonly-reported adverse event in the episodic and chronic migraine trials was injection site pain, with similar rates in the placebo and active groups.

“The results we have presented at IHC are truly exciting and reflect Teva’s commitment to developing and delivering medicines to meet the needs of patients around the world living with chronic diseases,” said Ernesto Aycardi, M.D., Vice President & Therapeutic Area Head, R&D, Migraine and Headache at Teva. “With our full CM and EM pivotal results presented to the migraine community, we now look forward to filing a BLA in the U.S. later this year, bringing us one step closer to potentially bringing a new, preventive migraine treatment option to patients.”

About Fremanezumab (TEV-48125)
Fremanezumab is a fully-humanized monoclonal antibody targeting the CGRP ligand, a well-validated target in migraine. With limited availability of preventive treatment options, fremanezumab represents a potential new option to address a significant unmet medical need.

About the HALO Clinical Research Program
The Phase III HALO EM and CM studies are 16-week, multicenter, randomized, double-blind, placebo-controlled, parallel-group studies to compare the safety, tolerability, and efficacy of four dose regimens of subcutaneous fremanezumab compared to placebo in adults with episodic and chronic migraine. The studies consist of a screening visit, a 28-day run-in period, and a 12-week (84-day) treatment period, including a final evaluation at week 12 (end-of-treatment [EOT] visit, four weeks [28 days] after the final dose of study drug).

In the EM study, 875 patients were enrolled (294, 291, 290 patients in the placebo, quarterly, and monthly dose groups, respectively). Patients were randomized in a 1:1:1 ratio to receive subcutaneous injections of fremanezumab at 225 mg (monthly dose regimen) for three months, fremanezumab at 675 mg at initiation followed by placebo for two months (quarterly dose regimen), or three monthly doses of matching placebo. The primary efficacy endpoint of the EM study was the mean change from baseline (28-day run-in period) in the monthly average number of migraine days during the 12-week period after the first dose of fremanezumab.
In the CM study, 1,130 patients were randomized (around 376 patients per treatment group). Patients were randomized in a 1:1:1 ratio to receive subcutaneous injections of fremanezumab at 675 mg at initiation followed by monthly 225 mg for two months (monthly dose regimen), fremanezumab at 675 mg at initiation followed by placebo for two months (quarterly dose regimen), or three monthly doses of matching placebo. The primary efficacy endpoint of the CM study was the mean change from baseline (28-day run-in period) in the monthly average number of headache days of at least moderate severity during the 12-week period after the first dose of fremanezumab.

About Migraine
Migraine is an unpredictable neurological condition with symptoms such as severe head pain and physical impairment that can impact quality of life and productivity. There are two clinical manifestations of migraine – chronic, where patients suffer 15 or more headache days per month, and episodic, where patients have 14 or less headache days per month. Worldwide, approximately 90% percent of people diagnosed with migraine have episodic migraine and 10% have chronic migraine.

With more than 1 billion people affected worldwide, migraine is the third most prevalent illness in the world and the 6th most disabling illness in the world. In the U.S., EU5 and Japan, nearly 75 million people suffer from episodic and chronic migraine – more than 38 million in the U.S. alone. Of the approximately 40% of patients suffering from migraine for whom prevention is appropriate, only 13% are currently receiving therapy. There remains a significant medical need for treatments designed specifically to prevent migraine. According to recent analysis, the economic burden for migraine patients reaches approximately $78 billion per year in the U.S.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Statements Regarding Forward-Looking Information:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the potential benefits and commercialization of Fremanezumab, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

•	the uncertainty of commercial success of Fremanezumab;

•	challenges inherent in product research and development, including uncertainty of obtaining regulatory approvals;

•	our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

•	compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

•	and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

# # #